ADS-TEC ENERGY PLC

10 Earlsfort Terrace

Dublin 2, D02 T380

Ireland

VIA EDGAR

November 26, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Geoff Kruczek

Re:	ADS-TEC ENERGY PLC Amendment No. 1 to Registration Statement on Form F-4 Filed November 10, 2021 File No. 333-260312

Dear Mr. Kruczek:

ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 16, 2021, regarding the Amendment No. 1 to the Company’s Registration Statement on Form F-4 filed with the Commission on November 10, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 2 to the Company’s Registration Statement with the Commission through EDGAR.

Amendment No. 1 to Registration Statement on Form F-4 filed November 10, 2021

Exhibits

1.	Exhibits 99.2-99.6 refer to an incorrect form type. Please file revised exhibits that refer to Form F-4.

The Company has revised Exhibits 99.2-99.6 to address the Staff’s comment.

We thank the Staff for its review of the foregoing and Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Pieter Taselaar
Pieter Taselaar Director
ADS-TEC ENERGY PLC

cc:

Ari Edelman, Michael S. Lee, Lynwood Reinhardt, Reed Smith LLP

Connor Manning, Arthur Cox LLP

Mark McElreath, Stuart C. Rogers, Edward Tanenbaum, Alston & Bird LLP